UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           B.V.R. SYSTEMS (1998) LTD.
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   M20512 10 5
                                 (CUSIP Number)

                             Dr. Avraham Ortal, Adv.
                           Zellermayer, Pelossof & Co.
                                20 Lincoln Street
                                    Tel-Aviv
                                     Israel
                                 972-3-625-5555
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and communications)

                                  JULY 29, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

-------------------                                           ------------------
CUSIP No. M20512105                                           Page 2 of 22 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: CHUN HOLDINGS LIMITED PARTNERSHIP

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            69,007,052 Ordinary Shares(1)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               0 Ordinary shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        69,007,052 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     69,007,052 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     54.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     PN
--------------------------------------------------------------------------------

(1) Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("CHUN LP").

     On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price of $0.18 per share.

-------------------                                           ------------------
CUSIP No. M20512105                                           Page 3 of 22 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: AVIV TZIDON

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        5,400,00 Ordinary Shares(1)
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            69,007,052 Ordinary Shares(2)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               5,400,000 Ordinary shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        69,007,052 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     74,407,052 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     55.89%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

(1) On March 1, 2004, Mr. Aviv Tzidon was granted options to purchase 9,000,000 ordinary shares of the Issuer, at an exercise price of $0.18 per share. One fifth of the options are deemed vested upon the completion of each full year of his service as Chairman of the board of directors of the Issuer, which commenced on November 24, 2003. Once vested, the options are exercisable for a period of three years. As of the date hereof, 5,400,000 shares underlying these options are considered to be beneficially owned by Mr. Tzidon.

(2) Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share) in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("CHUN LP").

     On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price per share of $0.18.

(3) In addition to Aviv Tzidon's indirect beneficial ownership, through Chun LP, of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary shares of the Issuer) he is also the beneficial owner of options to purchase 5,400,000 Ordinary shares of the Issuer, or approximately 55.89% of the Issuer's outstanding securities in the aggregate, based on 133,124,979 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and the already vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

-------------------                                           ------------------
CUSIP No. M20512105                                           Page 5 of 22 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: PORTEL MARKETING S.A.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0 Ordinary Shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            69,007,052 Ordinary Shares(1)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               0 Ordinary shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        69,007,052 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     69,007,052 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     54.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

(1) Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("CHUN LP").

     On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of U$$3,180,000 based upon an exercise price of $0.18 per share.

This Amendment No. 2 restates and amends the Statement on Schedule 13-D, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value NIS 1.0 per share, of BVR Systems (1998) Ltd.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 1.0 per share (the "ORDINARY SHARES"), of BVR Systems (1998) Ltd. (the "ISSUER"), an Israeli corporation whose principal executive offices are located at 16 Hamelacha St., Rosh Ha'ayin 48091, Israel. The Ordinary Shares are traded only on the Over the Counter Bulletin Board.

ITEM 2. IDENTITY AND BACKGROUND

(A), (B) AND (C): THE REPORTING PERSONS

The Statement is being filed by Chun Holdings LP., Aviv Tzidon and Portel Marketing S.A. (collectively, the "REPORTING PERSONS").

On December 31, 2003, Chun Holdings Ltd. transferred all the Ordinary Shares of the Issuer beneficially owned and held by it to an affiliate, Chun Holdings Limited Partnership ("CHUN LP"). As a result, Chun Holdings Ltd. ceased to be a Reporting Person. Chun Holdings Ltd. is currently the general partner of Chun LP.

On July 15, 2004, iTS Technologies Pte. Ltd., transferred all of the shares of Chun LP beneficially owned and held by it to its partly owned subsidiary, Prescient Systems & Technologies Pte. Ltd. As a result, iTS Technoloigies Pte. Ltd. ceased to be a Reporting Person.

On May 31, 2007, Aeronautics Defense Systems Ltd. transferred all of the Ordinary Shares of the Issuer beneficially owned and held by it to Portel Marketing S.A. As a result, Aeronautics Defense Systems Ltd., ceased to be a Reporting Person.

On July 10, 2007, Prescient Systems & Technologies Pte. Ltd. transferred all of the Ordinary Shares of the Issuer beneficially owned and held by it to Portel Marketing S.A. As a result, Prescient Systems & Technologies Pte. Ltd., ceased to be a Reporting Person.

Chun Holdings Limited Partnership is controlled by Aviv Tzidon and Portel Marketing S.A., which are the Reporting Persons. The following are the places of organization, principal business and address of principal business of each of the Reporting Persons that is a corporation and the principal business address and present principal occupation of the Reporting Person who is a natural person:

Chun Holdings Limited Partnership is a limited partnership organized under the laws of the State of Israel. It is a limited partnership holding the shares of BVR Systems (1998) Ltd. The principal offices of Chun Holdings Limited Partnership are located at c/o Datus, attn: Uri Manor, 2 Kaufman St., Tel Aviv 68012, Israel.

Mr. Tzidon is a director and chairman of the board of directors of the Issuer. His principal occupation is a director of certain companies. Mr. Tzidon's business address is c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

Portel Marketing S.A. is a corporation organized under the laws of the British Virgin Islands. Its principal line of business is holdings of various investments. Its principal offices are located at Rue de-Candolle 19, 1205 Geneva, Switzerland.

(D) AND (E) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

(F) Mr. Tzidon is a citizen of the State of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price that was paid for the acquisition of 7,142,608 Ordinary Shares of the Issuer by Chun Holdings Ltd. in a tender offer is $1,285,669.4 (based upon a purchase price of $0.18 per share). The consideration for the purchase of the said Ordinary Shares was funded from the working capital and personal funds of Chun Holdings Ltd., iTS Technologies Pte. Ltd., Aviv Tzidon and Aeronautics Defense Systems Ltd. (the "ORIGINAL REPORTING PERSONS").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. On August 4, 2004 Chun LP exercised part of the warrant issued to it by purchasing 11,000,000 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $1,980,000, and on September 26, 2004 Chun LP exercised an additional part of the warrant issued to it by purchasing 6,666,667 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $1,200,000. The consideration for the purchase of the Ordinary Shares was funded by shareholders' loans of certain of the Reporting Persons to Chun LP.

On March 8, 2007, Aviv Tzidon and other entities, agreed that the owners of shares and partnership interests in Chun Holdings Ltd. and Chun LP, respectively, as of such date, will enter into a series of three transactions, the goal of which was that the holdings in Chun Holdings Ltd. and Chun LP shall be held in equal parts by Aviv Tzidon and Portel Marketing S.A. (collectively, the "COMBINED TRANSACTION"). Accordingly, it was agreed that Aeronautics Defense Systems Ltd. shall enter into an agreement with Portel Marketing S.A. pursuant to which all of the holdings of Aeronautics Defense Systems Ltd. in Chun Holdings Ltd. and Chun LP shall be transferred to Portel Marketing S.A. It was further agreed, that shortly after the completion of such transfer, all of the holdings of shares and partnership interests in Chun Holdings Ltd. and Chun LP, respectively, held by Prescient Systems & Technologies Ltd. shall also be transferred to Aviv Tzidon and Portel Marketing S.A. so that subsequent to the consummation of the Combined Transaction, all of the shares and partnership interests in Chun Holdings Ltd. and Chun LP, respectively, be held in equal parts by Aviv Tzidon and Portel Marketing S.A. (the "MARCH 8 AGREEMENT").

Following is a description of the Combined Transaction:

     (i) On April 8, 2007, Aeronautics Defense Systems Ltd. entered into an agreement with Portel Marketing S.A., pursuant to which all of its holdings in Chun Holdings Ltd. and Chun LP shall be transferred to Portel Marketing S.A. in exchange for an aggregate amount of US$3,941,250 (the "APRIL 8 AGREEMENT"). The transfer of Aeronautics Defense Systems Ltd.'s holdings in Chun Holdings Ltd. and Chun LP to Portel Marketing S.A. took place on May 31, 2007. The consideration for the purchase of the said Ordinary Shares was funded from the working capital of Portel Marketing S.A. as well as from a loan taken by it in connection with this acquisition.

     (ii) On July 10, 2007, Prescient Systems & Technologies Pte. Ltd. transferred all of the shares and partnership interests in Chun Holdings Ltd. and Chun LP held thereby to Portel Marketing S.A. in exchange for an aggregate amount of US$3,706,562.85 (the "JULY 10 TRANSFER"). The consideration for the purchase of the said Ordinary Shares was funded from the working capital Portel Marketing S.A. as well as from a loan taken by it in connection with this acquisition.

     (iii) On July 29, 2007, Portel Marketing S.A. transferred such portion of the holdings of shares and partnership interests in Chun Holdings Ltd. and Chun LP, respectively, held by Portel Marketing S.A. to Aviv Tzidon (the "JULY 29 TRANSFER"), so that subsequent to the consummation of this transfer, all of the shares and partnership interests in Chun Holdings Ltd. and Chun LP shall be held in equal parts by Aviv Tzidon and Portel Marketing S.A. No consideration was paid in connection with this transfer.

The Combined Transaction was consummated on July 29, 2007.

ITEM 4. PURPOSE OF TRANSACTION

The Original Reporting Persons purchased 7,142,608 Ordinary Shares of the Issuer in December 2003 in order to replace the board of directors of the Issuer (other than the directors who were not affiliated with the management of the Issuer as of the time that the Reporting Persons commenced the tender offer on November 21, 2003) and the management of the Issuer, and to elect a new board of directors which would reflect the change of ownership in the Issuer.

The purpose of the acquisition of 33,333,333 Ordinary Shares of the Issuer on March 3, 2004, the provision of the credit line for which Chun LP received a four year warrant to purchase 30,000,000 Ordinary Shares of the Issuer and the partial exercise of such warrant, in which Chun LP purchased 11,000,000 Ordinary Shares of the Issuer, was in order to increase the holdings of Chun LP in the Issuer from 51.8% to 57.75% of the issued and outstanding share capital of the Issuer, as of such date.

The purposes of the Combined Transaction contemplated by (i) the March 8 Agreement, (ii) the April 8 Agreement, (iii) the July 10 Transfer, and (iv) the July 29 Transfer, were to allow an exit mechanism to both Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Ltd., and to change the holdings structure of Chun LP and Chun Holdings Ltd. so that subsequent to the consummation of the Combined Transaction, Chun LP and its general partner, Chun Holdings Ltd., shall be held and controlled equally by two holders only, Aviv Tzidon and Portel Marketing S.A., which are currently holding of all of the partnership interests and shares of such entities, respectively.

Except as otherwise described in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any of the following:

o The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

o Any extraordinary transaction, such as merger, reorganization or liquidation, involving the Issuer;

o Any purchase, sale or transfer of a material amount of assets of the Issuer;

o Any material change in the present dividend policy, indebtedness or capitalization of the Issuer;

o    Any material changes in the Issuer's corporate structure or business;

o Any change to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

o    Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Chun LP is the direct beneficial owner of 69,007,052 Ordinary Shares of the Issuer (including a four-year warrant to purchase 10,864,444 Ordinary Shares of the Issuer at a price of $0.18 per share, exercisable immediately) or approximately 54.03% of the Issuer's outstanding securities, based on 127,724,979 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer's convertible securities).

          Aviv Tzidon is the indirect beneficial owner, through Chun LP, of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary shares of the Issuer) and the beneficial owner of options to purchase 5,400,000 Ordinary shares of the Issuer, or approximately 55.89% of the Issuer's outstanding securities in the aggregate, based on 133,124,979 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

          Portel Marketing S.A. is the indirect beneficial owner, through Chun LP of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary Shares of the Issuer) or approximately 54.03% of the Issuer's outstanding securities, based on 127,724,979 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer's convertible securities).

     (b) As of the date of the filing of this Statement, Chun LP has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP.

          Aviv Tzidon has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP. Aviv Tzidon is also the beneficial owner of options to purchase 5,400,000 Ordinary Shares of the Issuer, of which he has sole dispositive power.

          Portel Marketing S.A. has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP.

     (c) Except for the transactions described in Item 3 and Item 4 above, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty
          (60) days prior to the filing of this Statement on Schedule 13D.

     (d) As of the date of the filing of this Statement, no person other than Chun LP, directly, and Aviv Tzidon and Portel Marketing S.A., indirectly, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Chun Holdings Ltd. ceased to be a Reporting Person on December 31, 2003. iTS Technologies Pte. Ltd., ceased to be a Reporting Person on July 15, 2004. Aeronautics Defense Systems Ltd., ceased to be a Reporting Person on May 31, 2007. Prescient Systems & Technologies PTe. Ltd. ceased to a Reporting Person on July 10, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Aeronautics Defense Systems Ltd., Prescient Systems & Technologies Pte. Ltd. and Aviv Tzidon entered into an agreement pursuant to which all resolutions in Chun Holdings Ltd., the general partner of Chun LP, shall be adopted by simple majority. However, since the adoption of this agreement, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd. sold all of their holdings in Chun Holdings Ltd. to Portel Marketing S.A. and Aviv Tzidon.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Name, citizenship, business address, present principal occupation and employer of executive officers and directors of Portel Marketing S.A.

Exhibit 2 Letter Agreement dated June 28, 2007 between Chun Holdings LP and Aviv Tzidon regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Aviv Tzidon.

Exhibit 3 Agreement dated June 28, 2007 between Chun Holdings LP and Portel Marketing S.A. regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Portel Marketing S.A.

Exhibit 4 Agreement between Aviv Tzidon and JDO Secretaries Limited, Geometric Hedge Limited, Yoel Technologies Ltd. and Mikal Ltd. dated March 8, 2007.

Exhibit 5 Agreement between Aeronautics Defense Systems Ltd. and Portel Marketing S.A. dated April 8, 2007.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: August 2, 2007.

                                            CHUN HOLDINGS LP.

                                            By: /s/ Uri Manor /s/ Aviv Tzidon
                                            ---------------------------------
                                            Names: Uri Manor & Aviv Tzidon
                                            Title: Directors